Exhibit 99.1

WANG & LEE GROUP, Inc. Bid Price Deficiency

HONG KONG - May 7, 2025 (GLOBE NEWSWIRE) — WANG & LEE GROUP, Inc. (NASDAQ: WLGS) (“W&L”, or the “Company”), Hong Kong-based construction prime and subcontractor engaging in the installation of Electrical & Mechanical Systems, today announced that it received written notification on May 6, 2025, from The Nasdaq Stock Market LLC that it no longer complies with the minimum bid price requirement for continued listing on the Nasdaq Capital Market pursuant to the Nasdaq Listing Rule 5550(a)(2).

The closing bid price for the Company’s ordinary shares had fallen below $1.00 per share for 30 consecutive business days and accordingly, the Company no longer complies with the minimum bid price requirement for continued listing on the Nasdaq Capital Market pursuant to the Nasdaq Listing Rule 5550(a)(2). However the Nasdaq Listing Rules also provide the Company a compliance period of 180 calendar days (i.e. by November 3, 2025) in which to regain compliance. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the November 3, 2025.

If at any time during this 180-days period, the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of ten consecutive business days, the Company will be provided with written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance, it may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, the Nasdaq will inform that Company that it has been granted an additional 180 calendar days. However if it appears to the Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, its ordinary shares will be subject to delisting.

The Company is considering actions that it may take in response to this notification in order to regain compliance with the continued listing requirements, but no decisions about a response have been made at this time.

About WANG & LEE GROUP, Inc.

WANG & LEE GROUP, Inc. is a Hong Kong-based construction prime and subcontractor engaging in the installation of Electrical & Mechanical Systems, which includes low voltage (220v/phase 1 or 380v/phase 3) electrical system, mechanical ventilation and air-conditioning system, fire service system, water supply and sewage disposal system installation and fitting out for the public and private sectors. It is also able to provide design and contracting services to all trades in the construction industry. Their clients range from small startups to large companies.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

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WANG & LEE GROUP, Inc.: https://www.wangnleegroup.com/

Email: ir@wangnlee.com.hk